SEC 14047079 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34349

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Carney Group, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 SE 5th Avenue, Suite 202
(No. and Street)

Delray Beach	FL	33483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F. Carney, Jr. 561-330-8140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2014
REGISTRATIONS BRANCH
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CD 3/24/14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas F. Carney, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Carney Group, Incorporated, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

SHIRLEY COHN
Notary Public - State of Florida
My Comm. Expires Jun 1, 2016
Commission # EE 200669
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Stockholder of:
The Carney Group, Incorporated

Report on the Financial Statements

We have audited the accompanying financial statements of The Carney Group, Incorporated, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Carney Group, Incorporated as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 21, 2014

THE CARNEY GROUP, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Current Assets	
Cash	$ 8,411
FINRA rebate receivable	1,211
Prepaid insurance	603
Due from affiliate	63
Total Current Assets	$ 10,288

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Due to Affiliate	$ 142
Total Current Liabilities	142
Stockholder's Equity	
Common stock, $1.00 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	51,847
Accumulated deficit	(42,701)
Total Stockholder's Equity	10,146
Total Liabilities and Stockholder's Equity	$ 10,288

The accompanying notes are an integral part of these financial statements

THE CARNEY GROUP, INCORPORATED
STATEMENT OF OPERATIONS
Year Ended December 31, 2013

Revenues	
Commissions - mutual funds	$ 167
Consulting income - related party affiliate	500
Total Revenues	667
Operating Expenses	
Regulatory fees	3,012
Legal and Accounting Fees	3,542
Insurance	631
Other expenses	77
Total Operating Expenses	7,262
Loss from Operations	(6,595)
Other Income (Expense)	
FINRA rebate	1,211
Total Other Income (Expense)	1,211
Net Loss	$ (5,384)

The accompanying notes are an integral part of these financial statements

THE CARNEY GROUP, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2013

	Common Stock		Additional Paid-In	Accumulated	
	Quantity	Amount	Capital	Deficit	Total
Balance at December 31, 2012	1,000	$ 1,000	$ 43,597	$ (37,317)	$ 7,280
Capital Contributions	-	-	8,250	-	8,250
Net Loss - 2013	-	-	-	(5,384)	(5,384)
Balance at December 31, 2013	1,000	$ 1,000	$ 51,847	$ (42,701)	$ 10,146

The accompanying notes are an integral part of these financial statements

THE CARNEY GROUP, INCORPORATED
STATEMENT OF CASH FLOWS
Year Ended December 31, 2013

Cash Flows from Operating Activities:	
Net Loss	$ (5,384)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
FINRA rebate receivable	(1,211)
Prepaid Insurance	(108)
Net Cash used in Operating Activities	(6,703)
Cash Flows from Financing Activities:	
Capital Contributions	8,250
Net Cash provided by Financing Activities	8,250
Net increase in cash	1,547
Cash, beginning of year	6,864
Cash, end of year	$ 8,411
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ -
Cash paid during the year for taxes	$ -

The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Nature of Operations

The Carney Group, Incorporated, (the "Company"), located in Delray Beach, Florida, was incorporated in the State of Florida in August 1985. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and is registered with the Securities and Exchange Commission ("SEC"). The Company was set up to act as an introducing broker; however, it has no correspondent broker agreement in effect. The Company has dealer agreements with mutual fund underwriters, which generate commission revenue. The Company also serves as a consultant to entities seeking private funding. Its customers are primarily located in southeast Florida.

(B) Basis of Operation

The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

(C) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) Cash and Cash Equivalents

For purposes of the cash flow statement, the Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

(E) Concentrations

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts. There were no bank deposits in excess of federally insured limits at December 31, 2013. The Company has not experienced any losses in such accounts through December 31, 2013.

Concentration of Customers

During 2013, 75% of revenue was derived from one source, a customer, which was an affiliate company of The Carney Group, Incorporated.

During 2013, 100% of other income was derived from one source, a FINRA rebate.

(F) Revenue Recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement, the service has been completed, the sales price is fixed or determinable, and collectability is reasonably assured. The Company has dealer agreements with mutual fund underwriters whereby the Company refers customers to the mutual funds. Pursuant to Rule 12b-1 under the investment Company Act of 1940, the Company receives commissions on such referrals. The Company also receives residual commissions from previous sales of variable contracts. The commissions are recognized on a trade-date basis. The Company also earns revenues from consulting services, which are recognized as services are rendered.

(G) Income Taxes

Income taxes are accounted for under the tax return filed by the affiliated company, Carney and Companies, Inc. Under generally accepted accounting principles, a provision benefit is provided for current taxes as well as deferred taxes based on the timing and other differences between tax and book net income.

(H) Fair Value of Financial Instruments

Accounting Standards Codification No. 823 "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts of the Company's' short-term financial instruments approximate fair value due to the relatively short period to maturity for these instruments.

NOTE 2 RELATED PARTY TRANSACTIONS

The Company occupies space and utilizes personnel and office services provided by companies related by common ownership or control with the Company. No allocation of these costs was charged to the Company for the year ending in December 31, 2013 as such costs and space were de minimis.

During 2013, the Company recorded consulting revenue of $500 from an affiliate. The Company is affiliated through common control.

NOTE 3 STOCKHOLDER'S EQUITY

At December 31, 2013, the Company had authorized, issued and outstanding 1,000 shares of Common Stock at a par value of $1.00 per share. During 2013, the sole stockholder contributed $8,250 of cash to the Company.

NOTE 4 INCOME TAXES

For the year ended December 31, 2013, the Company recognized a $1,077 current tax benefit based on an estimated federal and state combined rate of 20% on its 2013 loss, and recorded a corresponding amount due from affiliate. The benefit and due from affiliate was fully offset by a $1,077 valuation allowance.

The increase in the valuation allowance was $1,077. There were no other material deferred tax assets or liabilities or permanent differences.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2013, the Company had a net capital of $8,269, which was $3,269 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 1.72%.

NOTE 6 – EXEMPTION OF SEC RULE 15C3-3 RESERVE REQUIREMENT

The Company is exempt from the provisions of SEC Rule 15C3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE 7 - SUBSEQUENT EVENTS

Management evaluated all activity of the Company through February 21, 2014 (the date the Company's financial statements were available to be issued) and concluded that only one disclosable subsequent event occurred. The company collected the sum of $63 which was due from an affiliate, and made a payment of $142 to an affiliate which had been carried as a liability. Otherwise, no subsequent events have occurred that would require recognition in the financial statements.

THE CARNEY GROUP, INCORPORATED

SUPPLEMENTARY INFORMATION

THE CARNEY GROUP, INCORPORATED
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2013

Net Capital Computation	
Total Stockholder's Equity	$ 10,146
Deductions and/or changes	(1,877)
Net Capital Before Haircuts	8,269
Haircuts	-
Net Capital	8,269
Required Minimum Capital	5,000
Excess Net Capital	$ 3,269
Aggregate Indebtness	
Aggregate Indebtness as Included in Statement of Financial Condition	
Due to Affiliate	$ 142
	$ 142
Ratio of Aggregate Indebtness to Net Capital	1.72%

Reconciliation with The Carney Group, Incorporated's Computation (included in Part II of Form X-17A-5 as of December 31, 2013)

Net Capital, per December 31, 2013 Unaudited FOCUS Report, as filed	$ 8,269
Net Audit Adjustments	-
Net Capital, per December 31, 2013 Audited Report	$ 8,269

THE CARNEY GROUP, INCORPORATED

Supplementary Note

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

Year Ended December 31, 2013

The Carney Group, Incorporated is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Stockholder of:
The Carney Group, Incorporated

In planning and performing our audit of the financial statements of The Carney Group, Incorporated (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 21, 2014

The Carney Group
INCORPORATED
MEMBER NASD / SIPC

INVESTMENT BANKERS
135 S.E. 5th Avenue, Suite 202.
DELRAY BEACH, FL 33483
561-330-8140 (tel)
561-330-8233 (fax)
tcarney@thecarneygroup.com

February 25, 2014

FINRA
c/o Sharon Frankel
FINRA Florida District Office
2500 N. Military Trail, Suite 302
Boca Raton, FL 33431

In Re: Annual Audit / The Carney Group, Inc. / CRD: 16671

Dear Ms. Frankel,

Enclosed please find one (1) copy of the Annual Audit for the calendar year ending 2013, together with the completed Form X-17A-5, for The Carney Group, Inc., CRD number: 16671.

Thank you very much

Sincerely,

Thomas F. Carney, Jr.
Chairman

TFC/my

Enclosures

THE CARNEY GROUP, INCORPORATED

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2013

THE CARNEY GROUP, INCORPORATED

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